CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
$500,000,000 3.375% Senior Notes due September 25, 2013	$500,000,000	$27,900

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-152543

PRICING SUPPLEMENT No. 5 dated September 22, 2009

(To prospectus dated July 25, 2008 and

prospectus supplement dated April 27, 2009)

BB&T CORPORATION

Medium-Term Notes, Series A (Senior)

Medium-Term Notes, Series B (Subordinated)

This pricing supplement supplements the terms and conditions in the prospectus, dated July 25, 2008, as supplemented by the prospectus supplement, dated April 27, 2009 (the “prospectus supplement” and together with the prospectus, dated July 25, 2008, and with all documents incorporated herein by reference, the “prospectus”). Unless otherwise defined in this pricing supplement, terms used herein have the same meanings as are given to them in the prospectus.

CUSIP No.: 05531FAE3	Issue Price (Dollar Amount and Percentage of Principal Amount):
Series:	Amount: $499,555,000/99.911%
☒ Series A (Senior)	Net Proceeds to the Company: $498,055,000
☐ Series B (Subordinated)
Interest Rate/Initial Interest Rate: 3.375%
Form of Note:	Interest Payment Dates: March 25 and September 25 of each year, commencing March 25, 2010
☒ Book-Entry
☐ Certificated	Regular Record Dates: March 10 and September 10
Principal Amount: $500,000,000	Interest Determination Dates:
Trade Date: September 22, 2009	Interest Reset Dates:
Original Issue Date: September 25, 2009	Index Source:
Maturity Date: September 25, 2013	Index Maturity:
Base Rate (and, if applicable,
related Interest Periods):	Spread:

☒ Fixed Rate Note	Spread Multiplier:
☐ Commercial Paper Rate Note	Maximum Interest Rate:
☐ Federal Funds Rate Note
☐ Federal Funds (Effective) Rate	Day Count: 30/360
☐ Federal Funds Open Rate
☐ Federal Funds Target Rate	Minimum Interest Rate:
☐ LIBOR Note
☐ EURIBOR Note	For Original Issue Discount Notes:
☐ Prime Rate Note
☐ CD Rate Note	Original Issue Discount:
☐ Treasury Rate Note
☐ CMT Rate Note	Yield to maturity:
☐ Reuters Page FRBCMT
☐ Reuters Page FEDCMT	Original Issue Discount Notes:
☐ One-Week ☐ One-Month	☐ Subject to special provisions set forth therein with respect to the principal amount thereof payable upon any redemption or acceleration of the maturity thereof.
☐ Other Base Rate (as described below)
☐ Zero Coupon Note	☐ For Federal income tax purposes only.
☒ Underwritten Basis
☐ Agent Basis

The notes are unsecured and will rank equally with our other unsecured and unsubordinated debt obligations.

The notes are not deposits or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. This debt is not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

Investing in the notes involves risk. See “Risk Factors” beginning on page PS-5 of this pricing supplement, and on page S-1 of the prospectus supplement and on page 4 of our Annual Report on Form 10-K for the year ended December 31, 2008, which are incorporated herein by reference.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement, the attached prospectus supplement or the attached prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to Public	Underwriters’ Commissions or Discounts	Proceeds to Us
Per Note(1)	99.911%	0.300%	99.611%
Total	$499,555,000	$1,500,000	$498,055,000

(1)	Plus accrued interest, if any, from September 25, 2009, if settlement occurs after that date.

We expect to deliver the notes to investors through the book-entry delivery system of The Depository Trust Company and its direct participants on or about September 25, 2009.

Joint Bookrunners

BB&T Capital Markets	Credit Suisse	UBS Investment Bank

Co-Managers

Blaylock Robert Van, LLC	Ramirez & Co., Inc.	Siebert Capital Markets	The Williams Capital Group, L.P.

September 22, 2009

RECENT DEVELOPMENTS

Colonial Bank Acquisition

The following summary highlights selected information related to our acquisition of the business and certain assets and liabilities of Colonial Bank. Our actual results could differ materially from the anticipated effects of the acquisition as described below. The summary below reflects the preliminary analysis of our management with respect to the anticipated effects of the acquisition, and is subject to change. It may not contain all of the information that is important to you and is qualified in its entirety by more detailed information included or incorporated by reference into this pricing supplement, including the information set forth under the caption “Risk Factors—Risks Related to Acquisition of the Business and Assets of Colonial Bank” in this pricing supplement and the terms of the purchase and assumption agreement filed as an exhibit to our Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on August 17, 2009. The final carrying values of acquired loans and other acquired assets and assumed liabilities will be recorded and disclosed in future filings with the SEC and will reflect management’s best estimate of the fair value of each of these assets and liabilities as of the date of acquisition. All financial and other numeric measures of Colonial Bank as described below were based upon information as of June 30, 2009, and may be subject to change.

Overview

Effective August 14, 2009, Branch Banking and Trust Company (“Branch Bank”), our primary commercial bank subsidiary, assumed all deposits and acquired certain assets and liabilities of Colonial Bank, an Alabama state-chartered bank headquartered in Montgomery, Alabama (“Colonial Bank”), from the Federal Deposit Insurance Corporation (the “FDIC”), as receiver for Colonial Bank (the “Acquisition”), pursuant to the terms of a purchase and assumption agreement entered into by Branch Bank and the FDIC on August 14, 2009 (the “Agreement”).

Under the terms of the Agreement, Branch Bank acquired approximately $21.8 billion in assets, including approximately $14.2 billion in loans held and other real estate owned by Colonial Bank, $4.0 billion of marketable securities, $1.5 billion of cash and cash equivalents (excluding cash paid by the FDIC to complete the Acquisition) and $2.1 billion of other assets. Branch Bank also assumed approximately $23.7 billion in liabilities, including approximately $20.1 billion in customer deposits, $3.3 billion in liabilities to the Federal Home Loan Bank and $263 million in securities repurchase obligations. No other assets were acquired or liabilities assumed from Colonial Bank or its parent entity, Colonial BancGroup, Inc. The deposits were acquired at a premium of 2.77% (except for brokered deposits, CDARS and any market place or similar subscription services deposits, which were acquired without a premium) and certain loans were acquired at a discount to Colonial Bank’s historic book value as of June 30, 2009, of approximately $4.5 billion, subject to customary adjustments. In connection with the Acquisition, the FDIC will make a payment to Branch Bank in the amount of approximately $3.5 billion, subject to a customary post-closing adjustment based upon the final closing date balance sheet for Colonial Bank. The terms of the Agreement provide for the FDIC to indemnify Branch Bank against claims with respect to liabilities and assets of Colonial Bank or any of its affiliates not assumed or otherwise purchased by Branch Bank and with respect to claims made by shareholders of Colonial BancGroup, Inc.

All of Colonial Bank’s 346 banking offices located in Alabama, Florida, Georgia, Texas and Nevada reopened as branches of Branch Bank on August 17, 2009. The physical branch locations and leases were not immediately acquired by Branch Bank in the Acquisition. Branch Bank has an option, exercisable for 170 days following the closing of the Acquisition, to acquire, at fair market value, any bank premises that were owned by, or any leases relating to bank premises held by, Colonial Bank (including ATM locations). Branch Bank is currently reviewing the bank premises and related leases of Colonial Bank. Branch Bank currently expects to acquire substantially all of the Colonial Bank facilities and leases. In addition, Branch Bank has an option, exercisable for 170 days following the closing of the Acquisition, to elect to assume or reject any contracts that provided for the rendering of services by or to Colonial Bank. Management anticipates approximately $245 million of pre-tax acquisition, transition and integration costs associated with the Acquisition.

Loss Sharing Arrangements

In connection with the Acquisition, Branch Bank entered into loss sharing agreements with the FDIC that collectively cover approximately $3.5 billion of single family residential mortgage loans and other real estate owned and approximately $10.8 billion of construction, commercial real estate and commercial and industrial loans and securities and other commercial assets (referred to collectively as “covered assets”). Certain other assets of Colonial Bank were acquired by Branch Bank and valued at approximately $5.9 billion that are not covered by loss sharing agreements with the FDIC. These assets include approximately $3.8 billion of marketable securities purchased at fair market value and approximately $220 million of consumer loans (other than single-family residential mortgage loans).

Pursuant to the terms of the loss sharing agreements, the FDIC’s obligation to reimburse Branch Bank for losses with respect to covered assets begins with the first dollar of loss incurred. The FDIC will reimburse Branch Bank for 80% of losses of up to $5 billion with respect to covered assets. The FDIC will reimburse Branch Bank for 95% of losses in excess of $5 billion with respect to covered assets. Branch Bank will reimburse the FDIC for 80% of recoveries with respect to losses for which the FDIC paid Branch Bank 80% reimbursement under the loss sharing agreements, and for 95% of recoveries with respect to losses for which the FDIC paid Branch Bank 95% reimbursement under the loss sharing agreements. The loss sharing agreement applicable to single family residential mortgage loans provides for FDIC loss sharing and Branch Bank reimbursement to the FDIC, in each case as described above, for ten years. The loss sharing agreement applicable to commercial loans and securities provides for FDIC loss sharing for five years and Branch Bank reimbursement to the FDIC for eight years, in each case as described above.

In addition, on October 15, 2019 (the “True-Up Measurement Date”), Branch Bank has agreed to pay to the FDIC 55% of the excess, if any, of (1) $1 billion less (2) the sum of (a) 25% of (i) the aggregate of all of the payments made or payable to Branch Bank under the Shared-Loss Agreements minus (ii) the aggregate of all of the payments made or payable to the FDIC under the Shared-Loss Agreements plus (b) 20% of the sum of the period servicing amounts for every consecutive twelve-month period prior to and ending on the True-Up Measurement Date in respect of each of the shared loss agreements during which the applicable shared loss agreement is in effect (with such period servicing amounts to equal, for any twelve-month period with respect to each of the shared loss agreements during which such shared loss agreement is in effect, the product of the simple average of the principal amount of shared loss loans and shared loss assets (other than the shared-loss securities) at the beginning and end of such period and 2%) (the “Upside on Loss Arrangement”).

The above reimbursable losses and recoveries are based on the book value of the relevant loans and other assets as determined by the FDIC as of the effective date of the Acquisition. The amount that Branch Bank realizes on these assets could differ materially from the carrying value that will be reflected in any financial statements, based upon the timing and amount of collections and recoveries on the covered assets in future periods.

We believe that the loss sharing arrangement described above, coupled with cash payment made by the FDIC to Branch Bank in connection with the closing of the Acquisition, will substantially offset losses Branch Bank may incur, even if the covered assets subject to loss sharing ultimately prove to have limited or no value.

Anticipated Effect on Operating Results and Cash Flows

Management believes the loss sharing agreement may have a material impact on our cash flows and operating results in both the short term and the long term. In the short term, it is likely that a significant portion of the covered loan assets will experience deterioration in payment performance or will be determined to have inadequate collateral values when compared with the principal amount outstanding under the loans. In such instances, we will cease the accrual of interest in our income accruals, which will affect our operating results, and Branch Bank will likely no longer receive payments from the borrowers, which will affect cash flows. The loss sharing agreements will not offset the financial effects of such a situation. However, if a loan is subsequently written off after Branch Bank completes its customary collection efforts, the loss sharing agreements will reimburse Branch Bank for a substantial portion of the losses associated with the covered assets and reduce the impact such a write-off would otherwise have to our net income.

The effects of the loss sharing agreements on cash flows and operating results in the long term will be similar to the short-term effects described above and will depend primarily on the value of the various loans covered by the loss sharing agreements. As the loss sharing agreement covers up to a 10-year period (five years for non-single family residential loans), changing economic conditions will likely affect the timing of future write-offs and the resulting reimbursements from the FDIC. We believe that any recapture of interest income and recognition of cash flows from the borrowers or cash payments received from the FDIC (as part of the FDIC’s reimbursement under the loss sharing arrangements) may be recognized unevenly over this period, as Branch Bank uses its customary collection efforts to realize value under these loans. In addition, we will record substantial discounts related to the acquisition of the covered assets. A portion of these discounts may be accretable to income over the term of the loss sharing agreements if Branch Bank is able to realize value in any of the covered assets above the discounted value recorded at the time of the Acquisition, which will be dependent on a variety of national, regional and local economic factors and upon the timing and success of Branch Bank’s collection efforts with respect to the covered assets.

Anticipated Effect on Capitalization

At June 30, 2009, we were “well-capitalized” under relevant regulatory ratios. While the Acquisition and the common stock offering described below reduce our leverage and total equity-to-total assets ratios, the risk-based capital ratios increase due to the expected net increase to capital as a result of the Acquisition and such common stock offering and the lower risk weighting on loans and other real estate owned due to the FDIC guarantees. We believe that we are and will continue to be “well-capitalized” following the Acquisition.

Common Stock Offering

On August 21, 2009, we issued and sold an aggregate 38,461,538 shares (the “Shares”) of our common stock, par value $5.00 per share (the “Common Stock”), in a public offering pursuant to an underwriting agreement, dated August 17, 2009 (the “Underwriting Agreement”), between us, on the one hand, and Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc., as representatives of the underwriters named therein, on the other hand (collectively, the “Underwriters”). The Shares include 5,011,538 shares of Common Stock that were subject to an option (the “Option”) granted by us to the Underwriters pursuant to the Underwriting Agreement, which Option was exercised by the Underwriters on August 18, 2009. The net proceeds of the offering, after underwriting discounts and commissions, were $962,499,988.

RISK FACTORS

Your investment in the notes involves certain risks. You should carefully consider the risks factors described below, the risk factors concerning the notes included in the prospectus supplement, the risk factors concerning our business included in our Annual Report on Form 10-K for the year ended December 31, 2008, and the other factors described in our filings with the SEC that are incorporated by reference in this pricing supplement, the prospectus supplement and the accompanying prospectus, before deciding whether an investment in the notes is suitable for you.

Risks Related to the Acquisition of the Business and Assets of Colonial Bank.

Changes in national and local economic conditions could lead to higher loan charge-offs in connection with the Colonial Bank acquisition all of which may not be supported by the loss sharing agreement with the FDIC.

In connection with the Colonial Bank acquisition, we acquired a significant portfolio of loans. Although we expect to mark down the loan portfolio we have acquired, there is no assurance that the non-impaired loans we acquired will not become impaired or that the impaired loans will not suffer further deterioration in value resulting in additional charge-offs to this loan portfolio. The fluctuations in national, regional and local economic conditions, including those related to local residential, commercial real estate and construction markets, which may increase the level of charge-offs that we make to our loan portfolio, and, consequently, reduce our net income, may also increase the level of charge-offs on the loan portfolio that we have acquired in the acquisition of Colonial Bank and correspondingly reduce our net income. These fluctuations are not predictable, cannot be controlled and may have a material adverse impact on our operations and financial condition even if other favorable events occur. See “Risk Factors—Changes in national and local economic conditions could lead to higher loan charge-offs and reduce BB&T’s net income and growth” and “Risk Factors—Weakness in the markets for residential or commercial real estate, including the secondary residential mortgage loan markets, could reduce BB&T’s net income and profitability” in our Annual Report on Form 10-K for the year ended December 31, 2008 for more information on the factors affecting the levels of these charge-offs.

Although we have entered into loss sharing agreements with the FDIC, which provide that a significant portion of losses related to specified loan portfolios that we have acquired in connection with the acquisition of Colonial Bank will be borne by the FDIC, we are not protected for all losses resulting from charge-offs with respect to those specified loan portfolios. Additionally, the loss sharing agreements have limited terms; therefore, any charge-off of related losses that we experience after the term of the loss sharing agreements will not be reimbursed by the FDIC and will negatively impact our net income. In connection with the acquisition of Colonial Bank, we also acquired certain loan portfolios that are not subject to the loss sharing agreements. Any charge-offs related to these loan portfolios will be borne by us in full and would also negatively impact our net income. See “Recent Developments—Colonial Bank Acquisition” in this pricing supplement for more information.

We may fail to realize any benefits and incur unanticipated losses related to the assets of Colonial Bank that we acquired and the liabilities of Colonial Bank that we assumed.

The success of the Colonial Bank acquisition will depend, in part, on our ability to successfully combine the acquired business and assets with our business and our ability to successfully manage the significant loan portfolio that we have acquired. As with any acquisition involving a financial institution, particularly one like Colonial Bank with a large number of bank branches, there may be business and service changes and disruptions that result in the loss of customers or cause customers to close their accounts and move their business to competing financial institutions. It is possible that the integration process could result in the loss of key employees, the disruption of ongoing business, or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits of the acquisition. Successful integration may also be hampered by many differences between the two organizations. Although we have significant operations in most of the regional markets in which Colonial Bank operated, other than Alabama, Nevada and Texas, the loss of key employees of Colonial Bank could adversely affect our ability to successfully conduct our business in certain local markets in which Colonial Bank operated, which could have an adverse effect on our financial results. Integration efforts will also divert our management’s attention and resources. Additionally, general market and economic conditions or governmental actions affecting the financial industry generally may inhibit our successful integration with Colonial Bank. If we experience difficulties with the integration process, the anticipated benefits of the acquisition may not be realized fully, or at all, or may take longer to realize than expected. Finally, any cost savings that are realized may be offset by losses in revenues or other charges to earnings.

This pricing supplement contains limited financial information on which to evaluate the acquisition of Colonial Bank.

The acquisition of the banking operations and certain assets of Colonial Bank is a significant acquisition for us; however, this pricing supplement contains limited financial information on which to evaluate the acquisition of Colonial Bank. This pricing supplement may not contain all of the financial and other information about Colonial Bank and the assets that we have acquired that you may consider important, including information related to the loan portfolio that we have acquired, the impact of the acquisition on us and, ultimately, an investment in the notes.

We will be expanding our operations into new geographic areas.

Portions of the market areas represented by Colonial Bank, including those in Alabama, Nevada and Texas, are areas in which we currently conduct limited or no banking activities. In particular, Colonial Bank had significant operations in Alabama, where we had a very limited presence. We must effectively integrate these new markets to retain and expand the business currently conducted by Colonial Bank. Our ability to compete effectively in the new markets will be dependent on our ability to understand the local market and competitive dynamics and identify and retain certain employees from Colonial Bank who know their markets better than we do.

Prior to the acquisition, Colonial Bank was the subject of several regulatory investigations and a criminal investigation in connection with accounting irregularities and these investigations may require significant resources and management attention.

Prior to the acquisition, Colonial Bank was the subject of a federal criminal investigation relating to the bank’s mortgage warehouse lending division and related accounting irregularities. Colonial Bank also had recently received subpoenas from the Special Inspector General for the Troubled Asset Relief Program and the SEC. Although the assets and liabilities that the FDIC determines are related to alleged fraudulent or criminal activities will be excluded from the acquisition of Colonial Bank, during the process of integrating Colonial Bank with us, we may discover other inconsistencies in standards, controls, procedures and policies that adversely affect our ability to achieve the anticipated benefits of the acquisition of Colonial Bank. Additionally, we will need to ensure that the banking operations of Colonial Bank that we have acquired maintain effective disclosure controls as well as internal controls and procedures for financial reporting, and such compliance efforts may be costly and may divert the attention of management.

The Colonial Bank acquisition has increased our commercial real estate and construction loan portfolio, which have a greater credit risk than residential mortgage loans.

With the acquisition of the Colonial Bank loan portfolio, our commercial loan and construction loan portfolios have become a larger portion of our total loan portfolio than it was prior to the Colonial Bank acquisition. This type of lending is generally considered to have more complex credit risks than traditional single-family residential lending, where we have historically had a focus, because the principal is concentrated in a limited number of loans with repayment dependent on the successful operation of the related real estate or construction project. Consequently, these loans are more sensitive to the current adverse conditions in the real estate market and the general economy. These loans are generally less predictable and more difficult to evaluate and monitor and collateral may be more difficult to dispose of in a market decline.

USE OF PROCEEDS

The proceeds from the sale of the notes will be used for general corporate purposes, which may include the acquisition of other companies, repurchasing outstanding shares of our common stock, and extending credit to, or funding investments in, our subsidiaries. The precise amounts and timing of our use of the net proceeds will depend upon our and our subsidiaries’ funding requirements and the availability of other funds.

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

The consolidated ratios of earnings to fixed charges for us or our subsidiaries for the periods indicated below were as follows:

	For the Six Months Ended June 30,		For the Years Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
Earnings to Fixed Charges:
Including interest on deposits:	1.46x	1.76x	1.67x	1.63x	1.76x	2.22x	2.88x
Excluding interest on deposits:	2.05x	3.02x	2.77x	2.77x	3.25x	4.17x	5.62x

For purposes of computing these ratios, earnings represent income from continuing operations before extraordinary items and cumulative effects of changes in accounting principles plus income taxes and fixed charges (excluding capitalized interest) less earnings attributable to noncontrolling interest. Fixed charges, excluding interest on deposits, represent interest (other than on deposits, but including capitalized interest), one-third of rents (the proportion representative of the interest factor) and all amortization of debt issuance costs. Fixed charges, including interest on deposits, represent all interest, one-third of rents (the proportion representative of the interest factor) and all amortization of debt issuance costs.

As of the date of this pricing supplement, we have no preferred stock outstanding.

SUPPLEMENTAL INFORMATION CONCERNING THE PLAN OF DISTRIBUTION

We have entered into a syndicated underwriting agreement, dated as of September 22, 2009, which we refer to herein as the “terms agreement,” with the underwriters named below. Subject to the terms and conditions set forth in the terms agreement, we have agreed to sell to the underwriters, and the underwriters have agreed to purchase, the principal amount of notes set forth opposite their respective names below:

Underwriter	Principal Amount of Notes
BB&T Capital Markets, a division of Scott & Stringfellow, LLC	$162,000,000
Credit Suisse Securities (USA) LLC	162,000,000
UBS Securities LLC	162,000,000
Blaylock Robert Van, LLC	3,500,000
Muriel Siebert and Co., Inc.	3,500,000
Samuel A. Ramirez & Company, Inc.	3,500,000
The Williams Capital Group, L.P.	3,500,000

Total	$500,000,000

We have been advised by the underwriters that they propose initially to offer the notes to the public at the public offering price set forth on page one of this pricing supplement, and may offer the notes to certain dealers at the public offering price less a concession not in excess of 0.200% of the principal amount of the notes. The underwriters may allow, and the dealers may reallow, a concession to certain other dealers not in excess of 0.125% of the principal amount of notes. After the initial public offering, the public offering price may be changed from time to time.

The notes are a new issue of securities with no established trading market. The underwriters have advised us that they intend to make a market in the notes, as applicable laws and regulations permit, but the underwriters are not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of any trading market for these notes.

The terms agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters will purchase all the notes if any are purchased.

To facilitate the offering of these notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of these notes. Specifically, the underwriters may overallot in connection with any offering of these notes, creating a short position in these notes for their own accounts. In addition, to cover overallotments or to stabilize the price of these notes, the underwriters may bid for, and purchase, these notes in the open market. Finally, in any offering through a syndicate of underwriters, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing these notes in the offering if the syndicate repurchases previously distributed notes in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of these notes above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act, or to contribute to payments made in respect of those liabilities. We have also agreed to reimburse the underwriters for specified expenses.

We estimate that the total offering expenses for the notes, excluding the underwriters’ discounts, will be approximately $90,000.

In the course of their business, the underwriters and certain of their affiliates have engaged and may in the future engage in commercial banking and/or investment banking transactions with us and with our affiliates. The underwriters and their affiliates may also be customers of, engage in transactions with and perform services for us, including our subsidiaries, in the ordinary course of business. They have received and may continue to receive customary fees and commissions for these transactions.

Conflicts of Interest

Because BB&T Capital Markets, a division of Scott & Stringfellow, LLC, our affiliate, is a participating co-manager, this offering is being conducted in compliance with NASD Conduct Rule 2720, as administered by FINRA. Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as the offering is of a class of securities rated Baa or better by Moody’s rating service or BBB or better by Standard & Poor’s rating service or rated in a comparable category by another rating service acceptable to FINRA.